UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

GLOBAL POWER EQUIPMENT GROUP INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37941P306
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37941P306

1		NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification No. of Above Person
PPM America Capital Partners, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,105,210

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,105,210

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,105,210

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.3% based on Common Stock outstanding as of November 11, 2010.

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

CUSIP No.	37941P306

1		NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification No. of Above Person
PPM America Private Equity Fund LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,105,210

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,105,210

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,105,210

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.3% based on Common Stock outstanding as of November 11, 2010.

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

SCHEDULE 13G

Item 1(a)   Name of Issuer:

Global Power Equipment Group Inc.

Item 1(b)   Address of Issuer’s Principal Executive Offices:

5199 N. Mingo Road
Tulsa, OK  74117

Item 2(a)   Name of Person Filing:

1.  PPM America Capital Partners, LLC (“PPM CP”)

2.  PPM America Private Equity Fund LP (“Fund”)

All of the securities covered by this report are owned directly by the Fund.  The reported securities may be deemed to be owned directly by PPM CP, the general partner of the Fund.  As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM CP is the beneficial owner of any of the securities covered by this statement.

Item 2(b)   Address of Principal Business Office or, if none, Residence:

Address for both filers:  225 West Wacker Drive, Suite 1200 Chicago, IL  60606

Item 2(c)   Citizenship:

Citizenship for both filers:  Delaware

Item 2(d)   Title of Class of Securities:

Common Stock, par value of $.01 per share.

Item 2(e)   CUSIP Number:

37941P306

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4        Ownership (as of December 31, 2010):

(a)	Amount beneficially owned: 2,105,210 shares of common stock. Includes 380,948 shares of common stock issuable upon exercise of a warrant held by the Fund.

(b)              Percent of class:  13.3% (based on shares outstanding as of November 11, 2010)

(c)              Number of shares as to which the person has:

(i)         Sole power to vote or direct to vote:  0

(ii)	Shared power to vote or to direct the vote: 2,105,210. Includes 380,948 shares of common stock issuable upon exercise of a warrant held by the Fund.

(iii)         Sole power to dispose or to direct the disposition of:  0

(iv)	Shared power to dispose or to direct the disposition of: 2,105,210. Includes 380,948 shares of common stock issuable upon exercise of a warrant held by the Fund.

Item 5        Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6        Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8        Identification and Classification of Members of the Group:

Not Applicable

Item 9        Notice of Dissolution of Group:

Not Applicable

Item 10      Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*           *           *           *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2011

PPM America Capital Partners, LLC
By: /s/ Austin Krumpfes
Name: Austin Krumpfes
Title: Partner

PPM America Private Equity Fund LP
By: PPM America Capital Partners, LLC
as General Partner

By: /s/ Austin Krumpfes
Name: Austin Krumpfes
Title: Partner

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them;

(ii)
Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate; and

(iii)	Each of them agree to the attachment of a copy of this Agreement Regarding Joint Filing to such filing

Date:           January 4, 2011

PPM America Capital Partners, LLC

By: /s/ Austin Krumpfes
Name: Austin Krumpfes
Title: Partner

PPM America Private Equity Fund LP
    By: PPM America Capital Partners, LLC
           as general partner.

By: /s/ Austin Krumpfes
Name: Austin Krumpfes
Title: Partner